EXCLUSIVE OPTION AGREEMENT

EXCLUSIVE OPTION AGREEMENT (this "Agreement"), dated as of December __, 2019 (the "Effective Date"), is entered into by and between **Todos Medical Ltd**., an Israeli public corporation ("Todos"); **Strategic Investment Holdings, LLC**, a Nevada limited liability company ("SIH"); **Ascenda BioSciences LLC**, a Delaware private corporation ("Ascenda"); and **Provista Diagnostics, Inc**., a Delaware private corporation ("Provista"). The parties identified above are referred to individually as a "Party" and collectively as the "Parties."

WHEREAS, SIH is the sole owner of Ascenda, and Ascenda is the sole owner of Provista.

WHEREAS, upon the terms and subject to the conditions contained herein, Ascenda has agreed to grant to Todos, during the period beginning on the Effective Date and ending on the Option Termination Date (as defined in Section 1.1 below), an exclusive option to acquire all of the shares of Provista on terms substantially outlined in the letter of intent ("LOI"), attached hereto as Exhibit A, pursuant to a definite Share Purchase Agreement to be negotiated by the Parties (the "SPA");

WHEREAS, Todos and Provista entered into that certain Confidentiality, Non-Disclosure and Non-Use Agreement dated October 28, 2019 ("NDA").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties to this Agreement agree as follows:

1. OPTION TO ACQUIRE PROVISTA

1.1. **Option to Acquire Provista**. At any time after the Effective Date and through and including March 31, 2020, (the "Option Termination Date" and the "Option Period"), Todos shall have an irrevocable exclusive option (the "Option"), but not the obligation, to acquire Provista pursuant to a SPA, on the terms and subject to the conditions set forth in the LOI. If Todos elects to exercise the Option, Todos shall give written notice to Provista on or prior to the Option Termination Date (the date such notice is delivered, the "Option Exercise Date").

1.2. **Consideration for the Option**. Todos shall pay SIH, as nonrefundable consideration for the Option, the equivalent of $1,000,000 U.S. Dollars in ordinary shares of Todos, par value NIS 0.01 each (the "Option Consideration") at the volume weighted average price ("VWAP") of the last 20 trading days prior to Execution of this Agreement, with piggy back registration rights upon any offering of shares after the Effective Date of this Agreement (but excluding Todos' F-1 in connection with its uplisting to the Nasdaq market), payable in full within 10 days of the Effective Date, which, in the event Todos exercises the Option, will be deemed to be an advance on the consideration to be paid by Todos to SIH for the acquisition of Provista. The ordinary shares identified herein are the shares of Todos that are quoted on the OTC Markets quotation service.

1.3 **Option for Extension Until June 30, 2020 to Acquire Provista**. Todos may pay SIH, as nonrefundable consideration for an extension of the Option Period of the Option to

June 30, 2020 (the "Extension Option"), the equivalent of an additional $1,000,000 U.S. Dollars in ordinary shares of Todos, par value NIS 0.01 each (the "Extension Option Consideration") at the VWAP of the last 20 trading days prior to exercising this Extension Option, with piggy back registration rights upon any offering of shares after the Effective date of this Agreement (but excluding Todos' F-1 in connection with its uplisting to the Nasdaq market), payable in full on or before 5:00 p.m. EST on March 31, 2020, which, in the event Todos exercises the Option, will be deemed to be an advance on the consideration to be paid by Todos to SIH for the acquisition of Provista.

1.4. **Anti-Dilution**. In the event that, during the Option Period and for one year after the end of the Option Period, there is any change in the number of shares of outstanding ordinary shares by reason of stock dividends, recapitalizations, mergers, consolidations, split-offs, split-ups, combinations or exchanges of shares and the like (but excluding Todos' F-1 in connection with its uplisting to the Nasdaq market), the number of shares provided in the Option Consideration, Extension Option Consideration, and Purchase Price reflected in the LOI (Exhibit A), and the prices thereof shall be adjusted, to the same proportionate number of shares and price as in this original agreement.

Notwithstanding the foregoing, the maximum number of shares the can be issued to Provista in total as consideration for the Option Period is twenty five million (25,000,000) Ordinary Shares.

1.5. **Actions on Option Exercise**.

(a) Promptly following the Option Exercise Date, SIH, Ascenda, Provista, and Todos shall finalize, execute, and deliver a SPA substantially reflecting the terms outlined in this Agreement and the LOI.

(b) Contemporaneously with the execution of the SPA, SIH, Ascenda, Provista, and Todos shall each execute and deliver such other agreements, documents, instruments and certificates as are contemplated by the SPA to be executed and delivered by SIH, Ascenda, Provista, and Todos, respectively, concurrently therewith.

1.6. **Cooperation**. During the Option Period, SIH, Ascenda and Provista will cooperate with reasonable diligence requests of Todos. In addition, during the Option Period, Todos shall have the right to review and may provide comments to Provista on any current clinical documents relating to their products, which comments Provista shall reasonably consider.

2. REPRESENTATIONS AND WARRANTIES OF PROVISTA

As an inducement to Todos to enter into this Agreement and to consummate the transactions contemplated hereby, each of SIH, Ascenda, and Provista represents and warrants to Todos and agrees as follows:

2.1. **Organization and Authority**.

(a) Provista is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) Each of SIH, Ascenda, and Provista has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to the terms of the SPA. This Agreement has been duly authorized, executed and delivered by each of SIH, Ascenda Provista and (assuming the valid authorization, execution and delivery of this Agreement by Todos) is a legal, valid and binding obligation of SIH, Ascenda, and Provista enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity.

2.2. **No Conflicts**.

(a) Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby (other than the execution of and performance under the SPA), nor compliance with or fulfillment of the terms, conditions or provisions hereof or thereof will, except as otherwise set forth in the SPA:

(i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any encumbrance upon any of the assets or business of SIH, Ascenda, or Provista; or

(ii) require declarations, filings or registrations of any governmental body, except for such declarations, filings or registrations the failure of which to be obtained or made would not reasonably be expected to materially impair the ability of each of SIH, Ascenda, or Provista to perform any of its respective obligations hereunder or reasonably be expected to prevent the consummation of any of the transactions contemplated hereby.

3. REPRESENTATIONS AND WARRANTIES OF TODOS

As an inducement to Provista to enter into this Agreement and to consummate the transactions contemplated hereby, Todos hereby represents and warrants to Provista and agrees as follows:

3.1. **Organization and Authority**.

(a) Todos is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) Todos has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to the terms of the SPA. This Agreement has been duly authorized, executed and delivered by Todos and (assuming the valid authorization, execution and delivery of this Agreement by Provista) is a legal, valid and binding agreement of Todos enforceable in accordance with its terms, subject to

bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity.

3.2. **No Conflicts**.

(a) Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby (other than the execution of the SPA) nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will, except as otherwise set forth in the SPA:

(i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any encumbrance upon any of Todos's assets; or

(ii) require the approval, consent or authorization of any other person, or declarations, filings or registrations of any governmental body, except for such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not reasonably be expected to materially impair the ability of Todos to perform any of its obligations hereunder or reasonably be expected to prevent the consummation of any of the transactions contemplated hereby.

4. TERMINATION

4.1 **Termination Rights**. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Option Termination Date:

(b) by the mutual written consent of Provista and Todos; or

(c) by Todos by delivery of written notice to Provista.

4.2 **Effect of Termination**. In the event that this Agreement shall be terminated pursuant to this Article 4, all further obligations of the parties under this Agreement, with the exception of those expressly identified in Sections 1.1 and 1.2 herein, shall be terminated without further liability of either party to the other.

5. MISCELLANEOUS

5.1. **Survival of Representations and Warranties**. The parties hereto hereby agree that the representations and warranties contained in this Agreement, shall survive the execution and delivery of this Agreement.

5.2. **Expenses**. Except as otherwise provided in this Agreement, SIH, Ascenda, Todos, and Provista shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

5.3. **Specific Performance**. Each of SIH, Ascenda, and Provista acknowledges and agrees that the breach of this Agreement would cause irreparable damage to Todos and that Todos will not have an adequate remedy at law. Therefore, the obligations of SIH, Ascenda, and Provista under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

Todos acknowledges and agrees that the breach of this Agreement would cause irreparable damage to Todos and that Todos will not have an adequate remedy at law. Therefore, the obligations of Todos under this Agreement, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

5.4. **Further Assurances**. SIH, Ascenda, Provista, and Todos each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

5.5. **Submission to Jurisdiction; Consent to Service of Process**.

(d) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(e) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 5.9.

5.6. **Entire Agreement; Amendments and Waivers**. This Agreement together with the NDA and LOI represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any

party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

5.7. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

5.8. **Table of Contents and Headings**. The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

5.9. **Notices**. All noticed required or permitted hereunder shall be sufficiently given if in writing and delivered personally, or if sent by internationally recognized overnight courier (such as FedEx with signature required), registered or certified mail to the addresses set forth below, or at such other address as may be designated in accordance with the notice provision of this Section. Such notice or other communication shall be deemed received (a) on the date delivered, if delivered personally, (b) on the business day after being sent if sent by an internationally recognized overnight courier, or (c) five days after being sent, if sent by first class registered or certified mail.

If to Todos:

Todos Medical Ltd.
c/o Herman Wiss
Chief Executive Officer
Rehov HaMada 1
Rehovot, Israel 7670301
Phone: 011.972.8.633.3964
email: info@todosmedical.com

If to Ascenda:

Ascenda BioSciences LLC
c/o Uriel Kusiatin
Chief Executive Officer
2001 Westside Parkway
Suite 240
Alpharetta, GA 30004
Email: uriel.kusiatin@ascendabio.com

If to Provista:

Provista Diagnostics, Inc.
c/o Uriel Kusiatin
Chief Executive Officer
2001 Westside Parkway
Suite 240
Alpharetta, GA 30004
Email: uriel.kusiatin@ascendabio.com

If to SIH:

Strategic Investment Holdings, LLC
5745 S.W. 75th Street, Suite 324
Gainesville, FL 32608
Email: robert@strategiclaw.org

If to Ascenda or Provista, a copy to:

Robert DeV. Bunn, Esq.
The Strategic Law Group
5745 S.W. 75th Street, Suite 324
Gainesville, FL 32608
Email: robert@strategiclaw.org

In addition to the requirements of this Notices provision identified above, all notices sent pursuant to this agreement or its requirements, *must also* contemporaneously be sent to the following individuals and their email addresses as identified below or at such other address as may be designated in accordance with the notice provision of this section:

a. Todos	info@todosmedical.com
b. Ascenda or Provista	uriel.kusiatin@ascendabio.com
c. SIH	robert@strategiclaw.org
d. Robert DeV. Bunn, Esq.	robert@strategiclaw.org

5.10. **Severability**. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

5.11. **Binding Effect; Assignment**. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either SIH, Ascenda, Provista or Todos (by operation of law or otherwise) without the prior written consent of the other Party hereto and any attempted assignment without the required consents shall be void.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Option Agreement to be executed on its behalf by its duly authorized representative.

ASCENDA BIOSCIENCES LLC

By: [signature]

Printed Name: Uriel E Kusiatin

Title: CEO

TODOS MEDICAL LTD.

By: Gerald Commissiong

Printed Name: Gerald Commissiong

Title: President & CEO

PROVISTA DIAGNOSTICS, INC.

By: [signature]

Printed Name: Uriel E Kusiatin

Title: CEO

STRATEGIC INVESTMENT HOLDINGS, LLC

By: Robb Rill

Printed Name: Robb Rill

Title: Managing Director

Exhibit A

LOI

Transaction. Todos Medical Ltd. (TOMDF) agrees to acquire Provista Daignsotics, Inc. (Provista) in exchange for the equivalent of $10,000,000 U.S. Dollars in ordinary shares of Todos (the "Purchase Price") (per share price calculated based upon 20-day trailing volume weighted average price) with piggy back registration rights upon any offering of shares after the Effective date of the Option Agreement (but excluding Todos' F-1 in connection with its uplisting to the Nasdaq market). Following the closing of the acquisition, expected to occur on or before March 31, 2020, Todos will endeavor to complete a public offering of its shares to raise at least $10,000,000 in working capital.

Obligations of TOMDF to develop the Provista IP. Following the Closing, TOMDF commits to using its best efforts to complete a clinical utility clinical trial for Videssa in the screening for breast cancer.

Developed IP. Following the Closing, the obligation to develop and maintain current patents, future patents and patent applications and prosecution thereof for Provista' assets shall be the responsibility and expense of Todos.

Assignment. No party shall have the right to assign this LOI or Definitive Agreements to any third party without the prior consent of the other party.

Transaction Related Costs. Each Party shall be responsible for its own transaction related cost of preparing disclosure materials for, and reviewing the contents of, any documents prepared in connection with the completion of the Definitive Agreement.

Closing Conditions for the acquisition.

- Todos lists its ordinary shares on a national exchange.